UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via dell’Annunciata 31

20121 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form S-8 (File No. 333-278392).

Other Events

Genenta Science S.p.A. (“Genenta” or the “Company”) announces that the Court of Milan has issued an interim order in a precautionary proceeding initiated by certain minority shareholders seeking suspension of two shareholder resolutions: (i) the resolution adopted on May 2, 2024 introducing a multiple voting rights mechanism, and (ii) the resolution adopted on October 29, 2025 amending the Company’s corporate purpose.

The Court denied the request to suspend the May 2, 2024 resolution concerning the multiple voting rights mechanism. In its order, the Court determined that the objections raised by the claimants with respect to the multiple voting rights mechanism did not justify the suspension requested. The Court noted, among other things, that the mechanism was introduced with the objective of promoting long-term shareholding stability and supporting medium- to long-term corporate strategies.

As a result, the multiple voting rights mechanism remains in effect, and the Court did not suspend voting rights exercised pursuant to that mechanism. The order does not contain any findings of unlawful conduct by the Company, its directors, or its shareholders in connection with the adoption or implementation of the multiple voting rights mechanism.

The Court granted the precautionary request with respect to the October 29, 2025 resolution amending the Company’s corporate purpose and ordered suspension of that resolution pending further proceedings. The Court’s concerns relate to the breadth and formulation of the corporate purpose provision, which references all sectors covered by the Italian “Golden Power” regime as amended from time to time. The Court determined, on an interim basis, that the provision may be overly broad, heterogeneous, and dynamically linked to future legislative changes.

The operative provision of the order suspends the efficacy of the October 29, 2025 resolution pending further proceedings but does not invalidate, unwind, or suspend transactions previously approved or entered into by the Company while that resolution was in effect, including transactions involving ATC and Sophia High Tech.

The Company has challenged the order by filing a precautionary appeal before the competent panel of the Court of Milan on Monday, June 22, 2026. Through the appeal, the Company seeks reversal of the portion of the order suspending the October 29, 2025 resolution. The hearing before the Court of Milan to discuss the appeal has been scheduled for July 9, 2026.

If the appeal is successful, the amendment to the corporate purpose will remain effective. If the appeal is unsuccessful, the Company may convene a shareholders’ meeting to consider approval of a revised formulation of the corporate purpose that more specifically identifies the sectors in which the Company intends to operate.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s anticipated appeal, the outcome of legal proceedings, the continued effectiveness of the Company’s corporate purpose amendment, the potential convening of a shareholders’ meeting, and the Company’s strategic plans and future operations. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The Company undertakes no obligation to update any forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Pierluigi Paracchi
Name:	Pierluigi Paracchi
Title:	Chief Executive Officer

Dated: June 26, 2026